

Via U.S. Mail and Facsimile

Mail Stop 4631

December 16, 2009

Michael F. Barry
Chairman, Chief Executive Officer and President
Quaker Chemical Corporation
One Quaker Park, 901 E. Hector Street
Conshohocken, Pennsylvania 19428

> **Re: Quaker Chemical Corporation**
> **Registration Statement on Form S-3**
> **Filed November 23, 2009**
> **File No. 333-163294**

Dear Mr. Barry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include risk factor disclosure as required by Item 3 of Form S-3 instructions.

Calculation of Registration Fee Table

2. We note that each share of common stock you register will include a series B
    preferred stock purchase right. Please revise the fee table and the front and back
    cover of the prospectus to indicate that you are registering the offer and sale of
    rights issued under an existing shareholder rights plan. See Question 116.16 in
    the Securities Act Forms section of the Division of Corporation Finance's
    Compliance and Disclosure Interpretations. Also revise the disclosure on page 8
    relating to the "Description of Securities We May Offer."

Incorporation of Certain Documents by Reference, page 4

3. The disclosure in paragraphs (e) and (f) implies that other reports are incorporated
    by reference but they are not listed. Please revise to include such reports or delete
    the disclosure

4. The proxy statement is not included in the list of filings to be incorporated by
    reference. See Item 12 of Form S-3. Please revise.

Undertakings, page II-5

5. We note the inclusion of the undertaking in paragraph 7, which does not appear
    applicable to your offering. Please delete or tell us why you included the Item
    512(c) undertaking.

Exhibits and Exhibit Index

6. The form of indenture filed as Exhibit 4.4 does not appear to cover the types of
    debt described in the Item 202 disclosure. To the extent Exhibit 4.4 does not
    cover the three types of debt referenced in the prospectus, *i.e.*, senior, senior
    subordinated and subordinated, please file separate indentures or otherwise revise
    the Indenture to cover the types of debt covered by the registration statement.

7. Please include the unit agreement in the exhibit index.

8. We note disclosure that you plan to file the Form T-1 as an exhibit to a current
    report on Form 8-K. The Statement of Eligibility of the Trustee on Form T-1
    must be filed as Exhibit 25 to the registration statement before the effective date
    of the registration statement or no later than two business days after the beginning
    of the delayed offering. If the T-1 is filed on a delayed basis, the registrant must
    file the Form T-1 separately under the electronic form type "305B2". Refer to
    Interpretation 220.01 of the Division's Trust Indenture Act Compliance and
    Disclosure Interpretations. Please revise.

Legal Opinion, Exhibit 5.1

9. Please have counsel revise its opinion to opine on the series B preferred stock purchase rights and indicate that the depositary shares will entitle holders thereof to the rights specified in the depositary "agreement" rather than the depositary "shares." Refer to the last sentence of paragraph 4.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Michael F. Barry
Quaker Chemical Corporation
December 16, 2009
Page 4

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Howell J. Reeves, Esq. *(Via facsimile 215/405-3834)*
       Duane Morris LLP
       30 South 17th Street
       Philadelphia, PA 19103